news release

Virgin Mobile preliminary market trial data shows
boost in mobile usage with Zi Corporation's Qix software

Extension to Phase II Planned

London, UK and Calgary, AB, Canada - December 20, 2005 - Zi Corporation (Nasdaq: ZICA), (TSX: ZIC), today announced that preliminary results from the first live network trial of Zi Corporation's revolutionary Qix™ service discovery engine indicate significant increased usage levels on the mobile phones involved - from simple voice calls to SMS, MMS and Internet access.

Qix was bundled with Virgin Mobile's Nokia 6630 handsets. Virgin Mobile began the UK-based trial earlier this year in the summer and following the success of the initial phase the operator is now set to commence phase II and extend the trial to more users in the New Year.

Graeme Hutchinson, sales & marketing director at Virgin Mobile, said "Virgin Mobile always puts its customers' experience first - and the clever technology of Qix helps make complex phones simple to use. Our customers tell us that Qix means they get much more out of their phone - no more delving through menus - they can easily find what they are looking for on their phone simply and quickly. The results show much increased customer usage. This success has us looking forward to extending the trial to more customers and other phones in our range."

Qix provides for the first time an intuitive, fast search index for a mobile user, in the same way that an Internet search engine helps web surfers find what they are looking for. Qix is an innovative mobile service discovery engine that sits on the phone's idle screen and combines predictive text and content indexing to enable rapid discovery of contacts, features and services on a mobile phone.

Qix encourages greater Average Revenue per User (ARPU) by significantly reducing the number of key presses needed to use a phone, thereby enhancing the user experience for the subscriber and simultaneously driving service usage and adoption. Over time, Qix's interactive memory remembers new user data, including new URL bookmarks and called numbers for future presentation. It also tracks frequently used personal selections over time and then presents them with priority over other information, providing easy access to favourite items of the user.

"This is great news for the mobile industry in general and Zi in particular," said Zi Corporation's chief technical officer and chief operating officer Milos Djokovic.

"We knew we had something exciting in the labs earlier this year and Qix attracted interest from operators when we previewed it in Europe, North America and Asia. Virgin gave us the first chance to prove it in a live environment, for which we are very grateful, and the early signs are that it is delivering on its promises."

About Qix

Qix is a compelling new service discovery engine that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via a phone's built-in menu structure. Qix intuitively accesses a phone's features directly from the idle/dialing screen using the standard keypad. Visit www.zicorp.com/qix for more product information.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About Virgin Mobile

Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than four million customers. Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough. It has been voted one of the top 50 places to work in Britain for two years running in an annual Financial Times survey and is ranked in 72nd place in `The Sunday Times 100 Best Companies to Work For' 2005 list.

Virgin Mobile's customers are considered the most satisfied in the pre-pay sector according to a recent UK survey by market researchers JD Power and Associates.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For Virgin Mobile plc:

Steven Day, Corporate Affairs Director
07931 777777 or 020 7484 4300
pressoffice@virginmobile.com

Big-mouths PR
Lisa Hulme / Sarah Baron
0207 385 0009
virginmobile@big-mouths.com